

November 3, 2023

Karsten Munk Knudsen
Executive Vice President and Chief Financial Officer
NOVO NORDISK A/S
Novo Alle 1
DK-2880 Bagsværd
Denmark

>   **Re: NOVO NORDISK A/S**
>   **Form 20-F for the fiscal year ended December 31, 2022**
>   **Response dated October 20, 2023**
>   **File No. 333-82318**

Dear Karsten Munk Knudsen:

We have reviewed your October 20, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

Response dated October 20, 2023

General

1. We note your response to prior comment 1 states that based on your enterprise risk management process, you have concluded that none of the identified reputational risks related to your operations or products that results in greenhouse gas emissions are material. Please expand to discuss the specific reputational risks you identified and how you determined that they are not material.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences